Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                               September 11, 2019




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549


         Re:                               FT 8268
                         Precious Metals Select Portfolio, Series 42
                                        (the "Trust")
                             CIK No. 1782153 File No. 333-233324
                      -------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. PLEASE REVISE THE SECOND SENTENCE UNDER THE "OBJECTIVE" SECTION OF THE PROSPECTUS TO STATE AN INDUSTRY OR GROUP OF INDUSTRIES (E.G. METAL MINING).

      Response: The prospectus has been revised in accordance with this comment.

      2. PLEASE INCLUDE AN 80% TEST FOR THIS TRUST BASED ON "PRECIOUS METALS" IN THE NAME OF THE TRUST.

      Response: The following sentence has been added to the "Objective" section of the prospectus:

      Under normal circumstances the Trust will invest at least 80% of its assets in common stocks of precious metals and mining companies and ETFs which are designed to track gold, silver and other precious metals.

      3. PLEASE DISCLOSE THAT THE TRUST WILL NOT INVEST DIRECTLY IN OR PHYSICALLY HOLD PRECIOUS METALS (E.G. GOLD, SILVER AND PLATINUM).

      Response: The prospectus has been revised in accordance with this comment.

      4.  PLEASE DISCLOSE THAT THE MATERIALS COMPANIES HELD BY THE TRUST INVOLVE
A   SIGNIFICANT   NUMBER  OF  CANADIAN  COMPANIES  (AS  WELL  AS  OTHER  FOREIGN
ENTITIES/EMERGING MARKETS).

      Response: The prospectus has been revised in accordance with this comment.

      5.  PLEASE DISCLOSE THAT THE TRUST WILL HOLD ADRS.

      Response: The prospectus has been revised in accordance with this comment.

Risk Factors
------------

      6. PLEASE CLARIFY WHETHER THE PORTFOLIO HOLDINGS GIVE RISE TO THE COMMODITIES RISKS LISTED UNDER THE "COMMODITIES" PARAGRAPH IN THE "RISK FACTORS" SECTION OF THE PROSPECTUS THAT ARE NOT OTHERWISE MENTIONED IN THE "PORTFOLIO" SECTION OF THE PROSPECTUS.

      Response: While the Trust does not intend to hold investments related to commodities other than precious metals, the underlying funds held by the Trust may have exposure to these other types of commodities.

Registration Statement
----------------------

      7. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      8. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                           Very truly yours,

                                           CHAPMAN AND CUTLER LLP


                                           By    /s/ Daniel J. Fallon
                                                ________________________
                                                     Daniel J. Fallon